
West
East
4800E
4850E
4900E
4950E
5000E
5050E
5100E
5150E
5200E
5250E
5300E
5350E
5400E
5450E
5500E
5550E
Jaclyn Main Zone
Brook
100 m
50 m
0 m
-50 m
-100 m
-150 m
-200 m
GP07-84 5.23
GP07-83 9.11
GP02-20 0.05
GP02-05 25.11
GP02-08 7.55
GP02-10 8.65
GP02-12 15.30
GP02-14 21.16
GP02-16 15.80
GP02-21 27.58
GP02-06 9.70
GP02-01 32.14
GP02-18 10.39
GP07-90 14.20
P94
GP06-54 7.22
GP06-57 5.16
GP03-29 0.01
GP06-63 0.46
GP06-67 0.12
GP06-56 20.08
GP02-09 33.97
GP02-11 6.83
GP02-13 16.95
GP02-15 12.37
GP02-17 10.72
GP03-30 0.06
GP03-28 0.69
GP07-85 5.78
GP07-86 1.70
GP07-89 4.54
GP07-87 1.19
P90
GP06-52 4.08
P95
P97
GP03-23 0.22
GP06-55 8.34
GP03-22 5.43
GP03-24 17.86
GP03-27 0.76
GP06-58 7.76
GP06-61 13.26
GP06-65 33.05
GP07-72 0.01
GP07-70 6.29
P91
GP06-53 9.45
GP06-68 6.90
GP07-74 3.88
P92
P96
GP03-26 0.07
GP06-64 0.66
GP06-62 9.96
P98
GP07-73 0.16
GP07-71 2.79
GP03-25 10.83
GP06-66 12.08
GP07-75 1.43
GP07-88 6.33
GP06-69 0.31
GP07-80 0.46
GP07-81 0.26
GP07-82 0.19
?
?
?
Legend
Gram Metre Product (grade X core length)
0.01 - 1.00
1.01 - 7.50
7.51 - 15.00
> 15.01
2006/07 drillhole
Completed Phase 3 drillhole
Proposed Phase 3 drillhole
Visible gold bearing intercept
CROSSHAIR
EXPLORATION & MINING
GOLDEN PROMISE PROJECT
JACLYN MAIN ZONE
VERTICAL LONGITUDINAL SECTION
Viewing Grid N (340°)
Grade (g/t Au) x core length (m)
0
50 metres
October 2, 2007